Fourth Quarter 2002

  For the third consecutive year, TELMEX added more than one million lines, bringing the total to 14,446,436 fixed lines in service at year-end

  Internet access accounts totaled 1,165,401 with an addition of more than 250 thousand access accounts.

  During 2002, more than 400 thousand line equivalents for data transmission were added totaling 2,020,792

Relevant figures (Millions of Mexican pesos with purchasing power as of December, 2002)	4Q2002	4Q2001	% Increase	12 Months 2002	12 Months 2001	% Increase
Revenues	29,391	29,870	(1.6)	112,860	117,292	(3.8)
EBITDA	15,205	15,397	(1.2)	59,185	63,261	(6.4)
Operating income	10,763	12,042	(10.6)	39,617	45,019	(12.0)
Net income	5,284	6,413	(17.6)	19,568	24,833	(21.2)
Earnings per share (pesos)*	0.41	0.49	(16.3)	1.53	1.89	(19.0)

*Shares outstanding at the end of each period

Operating indicators	4Q2002	4Q2001	% Increase	December 2002	December 2001	% Increase
Lines in service				14,446,436	13,371,579	8.0
Internet access accounts				1,165,401	913,127	27.6
Line equivalents for data transmission				2,020,792	1,573,894	28.4

Total local calls (millions)	6,489	6,365	2.0	25,678	25,567	0.4
Interconnection minutes (millions)	5,822	5,132	13.4	21,651	19,320	12.1
DLD minutes (millions)	3,731	3,523	5.9	14,347	14,251	0.7
ILD minutes (millions)	912	1,138	(19.9)	4,922	4,404	11.7

Operating results

Local

In the fourth quarter, 288,333 lines were added, 19.8% lower than the same period of 2001 but 6.8% higher than the third quarter. For the 12 months, there was a gain of 1,074,857 lines. Total lines in service had an annual increase of 8.0% totaling 14,446,436 lines.

Lines with at least one digital service increased 36.1% totaling 4,365,695 in the twelve months, reflecting penetration of digital services of 30.2% of lines, 6.2% more than in 2001.

In the fourth quarter, total call traffic amounted to 6,489 million calls, an increase of 2.0% compared with the same period of 2001 and 0.9% lower than the third quarter. For the full year, total call traffic rose to 25,678 million calls, 0.4% higher than the previous year.

Interconnection traffic with telecommunications operators was 5,822 million minutes in the fourth quarter, an increase of 13.4% and 3.4% more than in the third quarter. At year-end 2002, interconnection traffic rose to 21,651 million minutes, 12.1% higher than the previous year.

Long distance

In the fourth quarter, domestic long distance minutes totaled 3,731 million, 5.9%, higher than the same period of 2001 and 3.2% higher than the third quarter. For the full year, domestic long distance minutes increased 0.7%, totaling 14,347 million minutes.

In the fourth quarter, international long distance traffic totaled 912 million minutes, 19.9% lower than the same period of the previous year and 30.0% lower than in the third quarter. The decrease was due to lower economic activity in the United States as well as lower incoming international long distance traffic. For the full year, international long distance traffic increased 11.7%, totaling 4,922 million minutes.

Data

In the fourth quarter, 180,042 line equivalents for data transmission were added, 29.3% higher than the fourth quarter of 2001. At December 31, 2002, TELMEX had 2,020,792 line equivalents for data transmission, an annual increase of 28.4%.

During the quarter, 63,783 Internet access accounts were added, 5.8% lower than the same period of last year and 25.4% lower than the third quarter. For the full year, 252,274 Internet access accounts were added, 9.6% lower than the same period of last year. At year-end, TELMEX had 1,165,401 Internet access accounts in operation, 27.6% more than in 2001.

Prodigy Infinitum (DSL) had a gain of 21,681 accounts during the fourth quarter bringing the total at year-end to 66,566 accounts, up from 4,938 accounts in 2001. Prodigy Infinitum offers three speeds: 256 Kbps, 512 Kbps and 2,048 Kbps to its residential and small and medium sized business customers in order to meet their specific needs.

In 2002, TELMEX continued to offer packages of products and services in order to maintain the company's position in the competitive data market. As a result, revenues generated by the data transmission business for the fourth quarter rose to 3,355 million pesos, 8.2% higher than the fourth quarter of 2001 and 7.2% more than the third quarter. For the full year, data transmission revenues totaled 12,454 million pesos, 3.3% higher than the previous year.

TELMEX financial results

For the fourth quarter, total revenues decreased 1.6% compared with the same period of 2001 and for the full year, the decrease was 3.8% compared with 2001. The decrease in revenues was due to lower local, interconnection, domestic and international long distance traffic growth rhythm and because of the slowdown of economic activity and the reduction of rates in real terms.

Operating costs and expenses increased 4.5% compared with last year's fourth quarter and for the full year they increased 1.3%. If costs related with interconnection that increased 12.6% in the fourth quarter and 10.7% for the full year, due to the increase in traffic carried through TELMEX's network, and depreciation and amortization were put aside, total costs would show a decrease of 5.3% in the fourth quarter and 3.4% in the full year.

This is the result of a reduction in commercial, administrative and general expenses of 11.6% in the fourth quarter and a decrease of 8.7% for the full year. Cost of sales and services decreased 0.2% compared with the fourth quarter of last year and for the full year they only increased 0.4%.

In November 2002, TELMEX registered a charge of 12.5 million dollars related to our settlement with XO Communications.

In the fourth quarter, EBITDA decreased 1.2% totaling 15,205 million pesos and for the full year it totaled 59,185 million pesos, a decrease of 6.4%. Operating income was 10,763 million pesos in the fourth quarter, 10.6% lower than the same period of 2001. For the full year, operating income totaled 39,617 million pesos, 12.0% lower than in 2001.

During the fourth quarter, comprehensive financing cost had a charge of 802 million pesos, resulting from an exchange loss of 629 million pesos of a net interest charge of 853 million pesos and a gain of 680 million pesos in the monetary position. The exchange loss was mainly due to the fluctuation of the peso against the dollar, partially offset by hedges made by the company. For the full year, comprehensive financing cost rose to 6,470 million pesos.

At year-end, total debt outstanding was 66.1 billion pesos of which 57.2 billion pesos was in foreign currency. Hedges rose to 418 million dollars with an average strike price of 10.2487 pesos per dollar and monetary assets in dollars were 920 million dollars.

Net income for the fourth quarter was 5,284 million pesos, 17.6% lower than the same period of 2001. For the full year, net income was 19,568 million pesos, a decrease of 21.2% compared with the previous year. TELMEX's earnings per share for the fourth quarter, based on the number of shares outstanding at period end, were 0.41 pesos, 16.3% lower than the same period of the previous year, and for the full year were 1.53 pesos, 19.0% lower than 2001.

Consolidated statements of income
Income statement (Millions of Mexican pesos with purchasing power as of December, 2002)	4Q2002	4Q2001	% Increase	12 Months 2002	12 Months 2001	% Increase
Operating revenues
Local	13,371	13,624	(1.9)	53,190	55,408	(4.0)
Domestic long distance	7,453	7,305	2.0	28,900	30,127	(4.1)
International long distance	2,067	2,450	(15.6)	9,474	9,959	(4.9)
Interconnection	4,105	3,713	10.6	15,560	15,546	0.1
Other	2,395	2,778	(13.8)	5,736	6,252	(8.3)
Total	29,391	29,870	(1.6)	112,860	117,292	(3.8)

Operating costs and expenses
Cost of sales and services	6,568	6,582	(0.2)	25,649	25,546	0.4
Commercial, administrative and general	4,628	5,235	(11.6)	16,547	18,115	(8.7)
Interconnection	2,990	2,656	12.6	11,479	10,370	10.7
Depreciation and amortization	4,442	3,355	32.4	19,568	18,242	7.3
Total	18,628	17,828	4.5	73,243	72,273	1.3

Operating income	10,763	12,042	(10.6)	39,617	45,019	(12.0)

Comprehensive financing cost
Net interest	853	2,301	(62.9)	4,821	6,044	(20.2)
Exchange loss (gain)	629	(1,278)	(149.2)	4,444	(1,225)	(462.8)
Monetary effect	(680)	(440)	54.5	(2,795)	(2,279)	22.6
Total	802	583	37.6	6,470	2,540	154.7

Income before tax and employee profit sharing	9,961	11,459	(13.1)	33,147	42,479	(22.0)

Provisions for income tax and employee profit sharing	4,571	4,950	(7.7)	13,327	17,191	(22.5)

Income before equity in results of affiliates	5,390	6,509	(17.2)	19,820	25,288	(21.6)

Equity in results of affiliates	(106)	(96)	10.4	(252)	(455)	(44.6)

Net income	5,284	6,413	(17.6)	19,568	24,833	(21.2)

EBITDA	15,205	15,397	(1.2)	59,185	63,261	(6.4)
EBITDA margin	51.7	51.6	0.1	52.4	53.9	(1.5)
Operating margin	36.6	40.3	(3.7)	35.1	38.4	(3.3)

Balance sheet (Millions of Mexican pesos with purchasing power as of December, 2002)	December 2002	December 2001
Assets	14,342	10,057
Cash and short-term investments	21,835	23,678
Other current assets	122,956	120,978
Plant, property and equipment, net	1,070	1,069
Inventories	1,687	2,070
Other assets	6,902	8,003
Intangible assets	168,792	165,855
Total assets

Liabilities and stockholders' equity
Current portion of long-term debt	11,060	18,484
Other current liabilities	20,825	20,674
Long-term debt	55,074	55,233
Labor obligations	7,690	5,627
Deferred taxes	12,979	12,181
Total liabilities	107,628	112,199
Stockholders' equity	61,164	53,656
Total liabilities and stockholders' equity	168,792	165,855

Shares Outstanding at December 31, 2002: 12,777,101,725

Exchange rate at December 31, 2002: 10.3125 pesos per dollar

Local service business
Income statement (Millions of Mexican pesos with purchasing power as of December, 2002)	4Q2002	4Q2001	% Increase	12 Months 2002	12 Months 2001	% Increase
Operating revenues
Access, rent and measured service	13,254	13,571	(2.3)	52,972	55,227	(4.1)
Recovery of LADA special projects	442	404	9.4	1,732	1,671	3.7
LADA interconnection	841	986	(14.7)	3,362	4,064	(17.3)
Interconnection with operators	244	109	123.9	843	1,214	(30.6)
Interconnection with cellular	3,861	3,593	7.5	14,717	14,332	2.7
Other	2,261	2,026	11.6	8,158	8,024	1.7
Total	20,903	20,689	1.0	81,784	84,532	(3.3)

Operating costs and expenses
Cost of sales and services	4,387	4,122	6.4	17,917	17,703	1.2
Commercial, administrative and general	3,453	3,861	(10.6)	13,706	14,454	(5.2)
Interconnection	2,975	2,641	12.6	11,457	10,339	10.8
Depreciation and amortization	3,069	2,310	32.9	13,269	12,525	5.9
Total	13,884	12,934	7.3	56,349	55,021	2.4

Operating Income	7,019	7,755	(9.5)	25,435	29,511	(13.8)

EBITDA	10,088	10,065	0.2	38,704	42,036	(7.9)
EBITDA margin	48.2	48.7	(0.5)	47.3	49.7	(2.4)
Operating margin	33.6	37.5	(3.9)	31.1	34.9	(3.8)

Comments on local financial results

The local service income statement shows an increase in revenues for this line of business of 1.0% for the fourth quarter of 2002. The increase was mainly due to interconnection traffic with telecommunications and cellular operators that offset lower revenues in access, rents and measured service. For the year, local revenues decreased 3.3% because of the reduction of the interconnection rate and the reduction of local rates in real terms.

In the fourth quarter, costs increased 7.3% compared with the same period of the previous year. The decrease was due to charges of depreciation amortization and interconnection. If these charges were eliminated, operating costs and expenses would have decreased 1.8%.

EBITDA increased 0.2% in the fourth quarter and for the full year, it decreased 7.9%. Operating income for the fourth quarter decreased 9.5% and for the full year the decrease was 13.8%.

Long distance business
Income statement (Millions of Mexican pesos with purchasing power as of December, 2002)	4Q2002	4Q2001	% Increase	12 Months 2002	12 Months 2001	% Increase
Operating revenues
Domestic long distance	4,299	4,271	0.7	16,745	18,222	(8.1)
International long distance	1,586	2,129	(25.5)	7,710	8,611	(10.5)
Total	5,885	6,400	(8.0)	24,455	26,833	(8.9)

Operating costs and expenses
Cost of sales and services	1,109	1,105	0.4	4,593	4,263	7.7
Commercial, administrative and general	1,196	1,467	(18.5)	4,875	5,290	(7.8)
Interconnection to the local network	802	942	(14.9)	3,214	3,893	(17.4)
Cost of LADA special projects	418	395	5.8	1,644	1,630	0.9
Depreciation and amortization	617	522	18.2	2,475	2,214	11.8
Total	4,142	4,431	(6.5)	16,801	17,290	(2.8)

Operating Income	1,743	1,969	(11.5)	7,654	9,543	(19.8)

EBITDA	2,360	2,491	(5.3)	10,129	11,757	(13.8)
EBITDA margin	40.1	38.9	1.2	41.4	43.8	(2.4)
Operating m-argin	29.6	30.8	(1.2)	31.3	35.6	(4.3)

Comments on long distance financial results

The long distance income statement shows that long distance revenues for the fourth quarter decreased 8.0% due lower international long distance billed traffic as well as the reduction of long distance rates in real terms. Revenues for the full year decreased 8.9% because growth in traffic did not offset the decrease of long distance rates in real terms.

In the fourth quarter, total operating costs and expenses decreased 6.5% compared with the same period of 2001, due to the reduction of commercial, administrative and general expenses of 18.5% and the reduction of 14.9% of interconnection costs to the local network.

EBITDA for the fourth quarter was 5.3% lower than the same period of 2001. Operating income decreased 11.5% compared with the same period of the previous year. For the full year, EBITDA and operating income for the long distance business decreased 13.8% and 19.8%, respectively.